                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     -------


                                    FORM 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


      For    Q3-2001 Results


                                    Nera ASA
                         Kokstadveien 23, P.O. Box 7090
                                  N-5020 BERGEN
                                     Norway


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X            Form 40-F____

      Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes____            No  X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                              Nera ASA


                              By:   Bjorn Ove Skjeie (sign.)
                                    Name:  Bjorn Ove Skjeie
                                    Title: President and
                                           Chief Operating Officer




Dated:  October 25, 2001

                                [NERA Letterhead]






PRESS RELEASE, 25 October 2001





NERA ASA: RESULTS PER 3RD QUARTER 2001

BERGEN/NORWAY, 25 OCTOBER 2001; NERA ASA (OSE: NER, NASDAQ: NERAY) HAS ENDED A QUARTER WITH A SIGNIFICANT IMPACT FROM A CONTINUED WEAK WORLD ECONOMY AND INCREASED POLITICAL TENSION. DESPITE AN ACCUMULATED INCREASE IN SALES REVENUE OF 24 PER CENT, THE UNCERTAINTY HAS LEAD TO A DECREASE IN ORDERS RECEIVED FOR THE COMPANY. IN ADDITION, INCURRED WRITE-DOWNS/RESTRUCTURING COSTS OF 188 MNOK AS A RESULT OF A HALT IN THE DEVELOPMENT OF "VELOCITY" HAVE LEAD TO THE QUARTER COMING IN LOWER THAN THE MANAGEMENT'S EXPECTATIONS. IN THE QUARTERS AHEAD, THE COMPANY WILL FOCUS ON STRENGTHENING ITS MARKET POSITION IN THE TERRESTRIAL MARKET FOR WIRELESS INFRASTRUCTURE, COST CONTROL AND IMPROVING WORKING CAPITAL AND CASH FLOW.

Operating Income per 31 September 2001: -248,5 MNOK (80,9 MNOK)
Income before tax per 31 September 2001: -182,3 MNOK (133,5 MNOK)
Transmission Networks had sales revenue of 1 661 MNOK (1 137 MNOK) in the first nine months.
Growth expectations are reduced from 30 to 20 percent.
Satellite Communications experiences increased demand in the market for terminals as a consequence of international tension. Nera ASA and Thrane & Thrane have entered into an agreement to merge Thrane & Thrane with Nera SatCom AS.
Further reductions in the cost level in Wireless Broadband Access (WBA). The negative contribution from WBA may amount to 250 MNOK in 2001
The negative cash flow development has been reversed during the third quarter. A significant improvement is expected for the remainder of the year.

Values in MNOK              Per Q3-01  Per Q3-00    Q3-01      Q3-00     2000
Orders received               1 799     2 060        450        617      2 902
Sales revenue                 2 119     1 707        643        544      2 550
Operating income before       150,3     138,8       41,6       38,0      228,0
WBA*
Operating income (loss)      -248,5      80,9     -209,2        0,9      104,5
Income before tax            -182,3     133,5     -207,7       30,3      193,3
Earnings per share, NOK      -1,64      0,91                              1,22


* Wireless Broadband Access

- Last quarter developed completely different to what anyone could have foreseen. Still, on a positive note, we are pleased with the continued increase in sales within Transmission Networks in the third quarter. Although Nera continues to grow, the difficult market situation also influences the company, SAYS CEO BJORN OVE SKJEIE, and continues:

                                [NERA Letterhead]


- We are in no way pleased with the development so far this year. If one disregards factors beyond our control, we have a job to do as for working capital and cash flow, as well as for costs. These tasks, in combination with a continuous evaluation of opportunities for expansion, will be our focus in the coming months, says Skjeie.

CONTINUED GROWTH WITHIN TRANSMISSION NETWORKS
Transmission Networks booked new orders of 1 337 MNOK during the first nine months of this year. This is 148 MNOK less than in the same period last year. The reduction is attributable to the effects of the terror attacks on the US in September. As a consequence of fewer new orders this quarter Nera expects, as previously announced, lower volumes in the fourth quarter of this year and the first quarter of 2002.

Transmission Networks has sales revenues of 1 661 MNOK as per the end of third quarter, compared to 1 137 MNOK in the same period last year. The reduction in demand is attributable to all regions, except South East-Asia where the level of activity is high.

The operating income as per third quarter was 129,5 MNOK compared to 76,9 MNOK in the same period last year. As per the end of third quarter, Transmission Networks made an operating margin of 7,8 percent. This compares to 6,8 percent during the same period last year. This is satisfactory, but as a result of increased competition and capacity surplus the company expects mounting price pressure in the time ahead.

SATELLITE COMMUNICATIONS: INCREASED DEMAND FOR MOBILE SATELLITE TERMINALS Satellite Communications booked new orders of 453 MNOK in the first nine months of this year. In the third quarter the company noticed an increase in demand for Nera WorldCommunicator as a direct consequence of increased focus on a need for backup communication solutions in the wake of the terror attacks on the US.

Satellite Communications had sales revenues of 427 MNOK as per the end of third quarter. This represents a decrease of 119 MNOK compared to the same period last year. Operating income was 43,7 MNOK. Nera is pleased with having been able to maintain operating margins within this business area as well.

During the third quarter Nera entered into an agreement with Thrane & Thrane to merge Nera's satellite communications activities with the Danish company. The agreement is expected to come into effect in mid-November.

COST- AND DEVELOPMENT CUTS IN WIRELESS BROADBAND ACCESS The changes in Wireless Broadband Access (WBA) continued in the third quarter. During the quarter, Nera decided to halt the development of the "Velocity product" in Dallas, USA. WBA had sales revenues of 31 MNOK in the first nine months of this year, and incurred a negative operating income of 210 MNOK for the period. Nera will continue to adjust its level of activities within WBA according to the prevailing market conditions.

PROSPECTS
- We are amidst a period influenced by political unrest and increased economic uncertainty. Thus, we base our projections for Transmission Networks on low or no growth next year. This situation is not unique to Nera, and we believe it is possible to further strengthen our relative position. This, in combination with our solid financial position, opens up exciting opportunities in the time ahead, says Bjorn Ove Skjeie.

                                [NERA Letterhead]

The market adaptation of Wireless Broadband Access will continue, and the research and development activities will be limited. Sales and marketing activities will be concentrated towards Scandinavia and Southeast Asia, where we at the moment experience the highest level of activity. For the current year it is expected that the aggregate broadband business, including broadband via satellite, will make a negative operating contribution of around 250 MNOK. The level of broadband activities will be significantly lower in 2002.

- A higher level of activity is expected for Satellite communications for the remainder of the year and going into 2002 as a consequence of the unstable global situation. We therefore believe it realistic to maintain a stable volume and annual operating margins of at least 10 percent, says Skjeie.

In the longer perspective, growth in markets in which Nera operates is expected to return to previous levels. The reason is that the fundamental global demand for new and expanded telecom and data networks remains strong. Nera maintains its ambition to become the world's leading independent company within terrestrial wireless transmission.


ABOUT NERA:
Nera is a world-leading global supplier, developing, manufacturing and selling fixed, wireless and satellite communication equipment and systems. The company designs, develops, manufactures and market point-to-point and point-to-multipoint radio link equipment. satellite terminals and land earth stations for mobile and fixed satellite communications. Nera is a major supplier to INMARSAT. The Company is listed on NASDAQ in New York (ticker: NERAY) and on the Oslo Stock Exchange. Nera ASA has an associated company, Nera Telecommunications Ltd., listed in the Singapore Exchange Ltd. (ticker: Nera Tel). Nera's Web site: http://www.nera.no.



Bergen,  25 October 2001

For further information please contact
Chief Information Officer Helge Skaar, 55 22 58 20 00 (office), 90 14 20 40 (mobile) or hsk@nera.no




Enclosure

[NERA LOGO]


                                INCOME STATEMENTS

---------------------------------------------------------------------------------------------------------------------------------
(Amounts in NOK 1.000)                                   01.01-30.09     01.01-30.09           Year            Q3           Q3
                                                            2001            2000               2000           2001         2000
---------------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                                          1,799,426       2,059,888         2,902,043        450,033      617,495
SALES REVENUE                                            2,119,265       1,707,030         2,549,816        643,385      543,990
Operating expenses                                      -1,842,141      -1,391,614        -2,091,647       -561,983     -452,989
Depreciations                                              -67,957         -36,680           -66,943        -23,913      -11,810
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                                209,167         278,736           391,226         57,489       79,191
---------------------------------------------------------------------------------------------------------------------------------
R&D                                                       -269,183        -197,837          -286,745        -78,147      -78,272
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCTURING-
GAINS AND -LOSSES                                          -60,016          80,899           104,481        -20,658          919
---------------------------------------------------------------------------------------------------------------------------------
Restructuring gains and losses                            -188,508                                         -188,508
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                          -248,524          80,899           104,481       -209,166          919
---------------------------------------------------------------------------------------------------------------------------------
Income from investments in associated companies             27,177          16,345            26,474          6,861        5,477
---------------------------------------------------------------------------------------------------------------------------------
Net financial items                                         39,066          36,251            62,322         -5,424       23,941
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAX                                         -182,281         133,495           193,277       -207,729       30,337
---------------------------------------------------------------------------------------------------------------------------------
Taxes                                                      -18,978         -35,788           -56,950        -13,539       -4,482
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                -201,259          97,707           136,327       -221,268       25,855
---------------------------------------------------------------------------------------------------------------------------------

                            3RD QUARTER RESULTS 2001

                            By CEO Bjorn Ove Skjeie,
                              Oslo October 25th 2001




Ne01-3E-1                                                            [NERA LOGO]




                         NERA AS PER 30 SEPTEMBER, 2001:
                       THIRD QUARTER WEAKER THAN EXPECTED

         - Accumulated growth of 24 percent, Transmission Network up 49 percent

         - Transmission Network: New orders received weaker in Q3, expected to increase gradually going forward. Well positioned to win market shares

         -        Satellite Communication: Sale of terminals has increased.
                  Agreement with Thrane & Thrane still in a process of due diligence

         - Wireless Broadband Access: Risk and cost level reduction in process. Write-downs of 188 MNOK. Continues to take on small contracts

         - Negative cash flow development halted in September, significant improvement of working capital expected in forthcoming quarters.


Ne01-3E-2                                                            [NERA LOGO]

                                   KEY FIGURES

(Amounts in NOK 1,000)     01.01-30.09        01.01-30.09        Year         3Q             3Q
                               2001               2000           2000        2001           2000
-------------------------------------------------------------------------------------------------
ORDERS RECEIVED               1 799 426         2 059 888      2 902 043       450 033    617 495
-------------------------------------------------------------------------------------------------
SALES REVENUE                 2 119 265         1 707 030      2 549 816       643 385    543 990
-------------------------------------------------------------------------------------------------
OPERATING INCOME
BEFORE WBA AND RESTR.           150 260           138 811        227 959        41 644     38 007
-------------------------------------------------------------------------------------------------
OPERATING INCOME
BEFORE RESTRUCTURING            -60 016            80 899        104 481       -20 658        919
-------------------------------------------------------------------------------------------------
OPERATING INCOME AFTER
RESTRUCTURING                  -248 524            80 899        104 481      -209 166        919
-------------------------------------------------------------------------------------------------
INCOME BEFORE TAX              -182 281           133 495        193 277      -207 729     30 337
-------------------------------------------------------------------------------------------------




Ne01-3E-3                                                            [NERA LOGO]




                             TRANSMISSION NETWORKS:
                   CHALLENGING MARKETS IN THE SHORT TERM, MAY
                      HOLD GREAT POTENTIAL IN THE LONG TERM

         - Booking of new orders in the third quarter indicates a weak market in the short term, especially in the markets for mobile networks

         - Lack of financing and political uncertainty inhibits market development

         -        3G-markets expected to be initiated in the second half of 2002

         -        Larger clients increasingly emphasize supplier solidity

         -        Market situation may result in fewer market players.




Ne01-3E-4                                                            [NERA LOGO]

                            ORDERS RECEIVED BY MARKET


PERCENTAGE BY REGION PER 30. SEPTEMBER 2001

NORWAY               10,5%
UK                    4,6%
REST OF EUROPE       24,6%
ASIA                 26,4%
AMERICA              30,8%
AFRICA                1,8%
OCEANIA               1,4%


Ne01-3E-5                                                           [NERA LOGO]




                            SATELLITE COMMUNICATIONS


- Upturn in markets for mobile satellite terminals as a result of terror attacks

- No notable changes in the market for marine terminals and land earth stations


Ne01-3E-6                                                           [NERA LOGO]

                            WIRELESS BROADBAND ACCESS


-        Market still slow but some positive signs:

         -        Several new municipality contracts in Norway

         -        A range of projects in process in Southeast Asia

- No large volume expected in the short term, but important to gain market knowledge


Ne01-3E-7                                                           [NERA LOGO]




INVOICING OF ORDER BACKLOG

              Q4         Q1          Q2          Q3           Total
             2001       2002        2002     2002 and
                                               later
             542         158         71          46            818


Ne01-3E-8                                                           [NERA LOGO]

                       ORDERS RECEIVED BY BUSINESS AREAS

(AMOUNT I MNOK)                 01.01-30.09        01.01-30.09              YEAR               Q3                  Q3
BUSINESS AREAS                     2001                2000                 2000              2001                2000
----------------------------------------------------------------------------------------------------------------------------
Transmission Networks         1 337    74,3%      1 485    72,1%      2 216    76,4%      337      74,9%      482      78,0%
Satellite Communications        453    25,1%        454    22,0%        576    19,8%      113      25,0%      127      20,6%
Wireless Broadband
Access                            9     0,5%         55     2,7%         72     2,5%        0       0,0%        9       1,4%
Other/
Elimination                       1     0,1%         66     3,2%         38     1,3%        1       0,1%        0       0,0%
----------------------------------------------------------------------------------------------------------------------------
TOTAL                         1 799     100%      2 060     100%      2 902     100%      450       100%      618       100%
============================================================================================================================

Ne01-3E-9                                                           [NERA LOGO]




                                   OPERATIONS

- Transmission Networks reports continued high volume of sales in third quarter, up 32 percent compared to Q3-00

- Satisfactory ability to deliver for all products within Transmission Networks, capacity to be adjusted to the expected volume decrease in the next quarters.

-        Cost reductions in Satellite Communications in process

- The negative contribution from operations in Wireless Broadband Access reduced from 79,7 MNOK in Q2-01 to 62,3 MNOK in Q3-01.

-        Velocity-product halted


Ne01-3E-10                                                          [NERA LOGO]

                       OPERATING REVENUE BY BUSINESS AREAS

(AMOUNT I MNOK)                  01.01-30.09        01.01-30.09             YEAR                Q3                  Q3
BUSINESS AREAS                      2001                2000                2000               2001                2000
-----------------------------------------------------------------------------------------------------------------------------
Transmission Networks         1 661     78,4%     1 115     65,3%     1 803     70,7%     504       78,3%     383      70,4%
Satellite Communications        427     20,1%       546     32,0%       709     27,8%     129       20,0%     160      29,4%
Wireless Broadband
Access                           31      1,5%         1      0,1%        16      0,6%      11        1,7%       1       0,2%
Other/
Elimination                       0      0,0%        45      2,6%        22      0,9%       0        0,0%       0       0,0%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                         2 119      100%     1 707      100%     2 550      100%     643        100%     544       100%
=============================================================================================================================


Ne01-3E-11                                                          [NERA LOGO]




                          OPERATING MARGINS AND COSTS

               (Amounts in MNOK)                         01.01-30.09
                                                            2001
-    Driftsresultat og marginer
     -     Transmission Networks:
           -   OPERATING INCOME:                            129,5
           -   OPERATING MARGIN:                              7,8%
     -     Satellite communications:
           -   OPERATING INCOME:                             43,7
           -   OPERATING MARGIN:                             10,2%
     -     Wireless Broadband Access:
           -   OPERATING INCOME:                           -210,3
-    Sales and admin. costs
     as percent of revenues:                                 18,8%


Ne01-3E-12                                                          [NERA LOGO]

                       OPERATING PROFIT BY BUSINESS AREAS

--------------------------------------------------------------------------------
(Amount in MNOK)              01.01-09.30  01.01-09.30    YEAR      Q3      Q3
BUSINESS AREAS                    2001         2000       2000     2001    2000
--------------------------------------------------------------------------------
TRANSMISSION NETWORKS               129,5         76,9    160,2    35,0    26,7
SATELLITE COMMUNICATIONS             43,7         76,7     97,6    13,8    18,4
WIRELESS BROADBAND ACCESS          -210,3        -57,9   -123,5   -62,3   -37,1
OTHER/ELIMINATION                   -22,9        -14,8    -29,8    -7,2    -7,1
--------------------------------------------------------------------------------
TOTAL (BEFORE RESTRUCTURING)        -60,0         80,9    104,5   -20,7     0,9
================================================================================

Ne01-3E-13                                                           [NERA LOGO]




                                INCOME STATEMENT

------------------------------------------------------------------------------------------------------
(Amounts in NOK 1.000)                   01.01-30.09   01.01-30.09      YEAR         Q3         Q3
                                             2001          2000         2000        2001       2000
------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                            1,799,426     2,059,888    2,902,043    450,033    617,495
SALES REVENUE                              2,119,265     1,707,030    2,549,816    643,385    543,990
Operating expenses                        -1,842,141    -1,391,614   -2,091,647   -561,983   -452,989
Depreciations                                -67,957       -36,680      -66,943    -23,913    -11,810
-----------------------------------------------------------------------------------------------------
OPERATING INCOME BEFOR R&D                   209,167       278,736      391,226     57,489     79,191
-----------------------------------------------------------------------------------------------------
R&D                                         -269,183      -197,837     -286,745    -78,147    -78,272
-----------------------------------------------------------------------------------------------------
OPERAING INCOME BEFORE RESTRUCTURING-
GAINS AND -LOSSES                            -60,016        80,899      104,481    -20,658        919
-----------------------------------------------------------------------------------------------------
Restructuring gains and losses              -188,508                              -188,508
-----------------------------------------------------------------------------------------------------
OPERATING INCOME                            -248,524        80,899      104,481   -209,166        919
-----------------------------------------------------------------------------------------------------
Income from investments in associated
companies                                     27,177        16,345       26,474      6,861      5,477
-----------------------------------------------------------------------------------------------------
Net financial items                           39,066        36,251       62,322     -5,424     23,941
-----------------------------------------------------------------------------------------------------
INCOME BEFORE TAX                           -182,281       133,495      193,277   -207,729     30,337
-----------------------------------------------------------------------------------------------------
Taxes                                        -18,978       -35,788      -56,950    -13,539     -4,482
-----------------------------------------------------------------------------------------------------
NET INCOME                                  -201,259        97,707      136,327   -221,268     25,855
-----------------------------------------------------------------------------------------------------

Ne01-3E-14                                                           [NERA LOGO]

                            STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------
(Amounts in 1.000 NOK)                                       01.01-30.09    01.01-30.09      Year
                                                                 2001          2000          2000
---------------------------------------------------------------------------------------------------
Net Income                                                     -201,259       97,707       136,327
Depreciations                                                    67,957       36,680        66,943
Changes in inventories, receivables                             110,840
Trade payable, other working capital                           -343,592     -155,134      -159,820
Oher adjustment to operating activities                         -41,033       33,617        34,320
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            -407,087       12,870        77,770
--------------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                 672       11,524        10,560
Capital expenditures                                           -107,422      -74,252      -105,849
Other investments and sales                                     -11,909       49,085        28,410
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            -118,659      -13,643       -66,879
--------------------------------------------------------------------------------------------------
Proceeds from issuance of shares                                  5,332      857,479       860,641
Changes, Own shares                                             -26,795      -10,930       -10,930
Dividends paid                                                  -27,108      -19,562       -19,562
Net change in liabilities                                       -42,127        5,174         5,356
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             -90,698      832,161       835,505
--------------------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                     -8,403        5,483        -7,655
--------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                        -624,847      836,871       838,741
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD      1,320,275      481,534       481,534
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD              695,428    1,318,405     1,320,275
--------------------------------------------------------------------------------------------------

Ne01-3E-15                                                           [NERA LOGO]




                                 BALANCE SHEETS

--------------------------------------------------------------------------------
(AMOUNTS IN NOK 1.000)                      30.09.01      31.12.00     30.09.00
--------------------------------------------------------------------------------
R&D, Purchased technology                                                43,018
Deferred tax assets                             9,303       17,889       23,172
Goodwill                                       11,340      123,533       75,523
Property, plant, equipment                    216,135      178,603      167,715
Financial non-current assets                  449,680      396,075      372,698
NON-CURRENT ASSETS                            686,458      716,100      682,126
Invesntories                                  489,394      269,105      278,859
Trade receivables                             847,614      785,851      647,294
Other recevables                              406,924      385,874      333,811
Short-term shareholdings                                                  2,300
Cash and cash equivalents                     695,427    1,320,275    1,318,405
-------------------------------------------------------------------------------
CURRENT ASSESTS                             2,439,359    2,761,105    2,580,669
--------------------------------------------------------------------------------
TOTAL ASSETS                                3,125,817    3,477,205    3,262,795
================================================================================
Shareholder's equity                        1,747,919    1,976,990    1,968,673
Long-term liabilities                          92,400      301,455      291,702
Current liabilities                         1,285,498    1,198,760    1,002,420
--------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                3,125,817    3,477,205    3,262,795
================================================================================

--------------------------------------------------------------------------------
Interest bearing current liabilities          205,805       61,807       61,952
Interest bearing long-term liabilities                     187,108      191,465
--------------------------------------------------------------------------------

Ne01-3E-16                                                           [NERA LOGO]

                                    PROSPECTS


- Growth ambitions for Transmission Networks approximately 20 percent current year

-   Low or no growth in this market next year

- Satellite Communications: Ambition to stabilize volume and a 10 percent margin in 2001/2002

- Negative contribution from operations for aggregate broadband activities expected to be about 250 MNOK. Broadband activities will be significantly reduced in 2002

-   Significant improvement of working capital expected in forthcoming quarters.

-   Capacity and cost level to be adjusted to market situation

-   Nera's solidity and product portfolio may be an advantage in the market

-   Increased market opportunities expected for Nera in the long term


Ne01-3E-17                                                           [NERA LOGO]




                                    THANK YOU



Ne01-3E-18                                                           [NERA LOGO]

                                   APPENDIXES


Ne01-3E-19                                                           [NERA LOGO]




                          KEY FIGURES PER 30 SEPT 2001

                                                       30.09.01         30.09.00
-  Operating margin (1) before R&D                         9,9%            16,3%
-  R&D in percent of sales revenue                        12,7%            11,6%
-  Operating margin(2) = Operating income
   in percent of sales revenue
   (before restructuring)                                 -2,8%             4,7%
-  Earnings per share                                 NOK -1,64         NOK 0,91

Ne01-3E-20                                                           [NERA LOGO]

                               RESULTS BY QUARTER

---------------------------------------------------------------------------------------------------------
(Belop i 1.000 NOK)         Q3          Q2          Q1          Q4          Q3          Q2          Q1
                           2001        2001        2001        2000        2000        2000        2000
---------------------------------------------------------------------------------------------------------
ORDERS RECEVED            450,033     646,491     702,902     842,155     617,495     853,149     589,244
SALES REVENUE             643,385     752,075     723,805     842,786     543,990     548,476     614,564
OPERATING INCOME
BEFORE RESTRUCTURING      -20,658     -29,965      -9,393      23,583         919      29,901      50,079
OPERATING INCOME         -209,166     -29,965      -9,393      23,583         919      29,901      50,079
INCOME BEFORE TAX        -207,729       4,182      21,266      59,784      30,337      40,488      62,670
---------------------------------------------------------------------------------------------------------




Ne01-3E-21                                                           [NERA LOGO]


                            QUARTERLY ORDERS RECEIVED
                                BY BUSINESS AREAS

--------------------------------------------------------------------------------------------------------------------------------
(Amounts in MNOK)              Q3             Q2              Q1            Q4             Q3              Q2             Q1
BUSINESS AREAS                2001           2001            2001          2000           2000            2000           2000
--------------------------------------------------------------------------------------------------------------------------------
Transmission               337   74,9%    501   77,0%    503   71,5%    730   86,7%    482   78,0%    635   74,5%    368   62,6%
Networks
Satellite                  112   25,0%    142   22,0%    199   28,4%    122   14,5%    127   20,6%    135   15,8%    192   32,5%
Communications
Wireless Broadband
Access                       0    0,0%      7    1,0%      2    0,3%     17    2,0%      9    1,4%     46    5,4%      0    0,0%
Other/Elimination            1    0,1%     -4    0,0%     -1   -0,2%    -27   -3,2%      0    0,0%     37    4,3%     29    4,9%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                      450    100%    646    100%    703    100%    842    100%    618    100%    853    100%    589    100%
================================================================================================================================


Ne01-3E-22                                                           [NERA LOGO]

                             QUARTERLY SALES REVENUE
                                BY BUSINESS AREA

--------------------------------------------------------------------------------------------------------------------------------
(Amounts in MNOK)              Q3             Q2             Q1              Q4             Q3            Q2             Q1
BUSINESS AREAS                2001           2001           2001            2000           2000          2000           2000
--------------------------------------------------------------------------------------------------------------------------------
Transmission Networks      504   78,3%    599   79,7%    558   77,2%    687   81,5%    383   70,4%    356   65,0%    376   61,1%
Satellite Communications   128   20,0%    144   19,1%    155   21,4%    163   19,3%    160   29,4%    176   32,1%    210   34,2%
Wireless Broadband
Access                      11    1,7%      9    1,2%     12    1,6%     15    1,8%      1    0,2%      0    0,0%      0    0,0%
Other/ Elimination           0    0,0%      0    0,0%     -2    0,0%    -22   -2,6%      0    0,0%     16    2,9%     29    4,7%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                      643    100%    752    100%    723    100%    843    100%    544    100%    548    100%    615    100%
================================================================================================================================


Ne01-3E-23                                                           [NERA LOGO]




                                 ORDERS RECEIVED
                                    BY MARKET

----------------------------------------------------------------------------------------------------------------
(Amounts in MNOK)           01.01-30.09       01.01-30.09          YEAR               Q3                Q3
MARKET                          2001              2000             2000              2001              2000
----------------------------------------------------------------------------------------------------------------
Norway                      189    10,5%       102    5,0%      192     6,6%       48    10,7%       30     4,9%
UK                           82     4,6%       259   12,6%      276     9,5%       17     3,8%       11     1,8%
Rest of Europe              442    24,6%       585   28,4%      703    24,2%       86    19,1%      197    32,0%
America                     554    30,8%       554   26,9%      802    27,6%      181    40,2%      160    25,9%
Africa                       32     1,8%       225   10,9%      292    10,1%       13     2,8%      103    16,7%
Asia                        474    26,4%       305   14,8%      438    15,1%       93    20,7%      104    16,9%
Oceania                      25     1,4%        30    1,4%      198     6,8%       12     2,6%       11     1,9%
----------------------------------------------------------------------------------------------------------------
TOTAL                     1 799     100%     2 060    100%    2 902     100%      450     100%      616     100%
================================================================================================================


Ne01-3E-24                                                           [NERA LOGO]

                                  SALES REVENUE
                                    BY MARKET

---------------------------------------------------------------------------------------------------------
(Amounts in MNOK)       01.01-30.09        01.01-30.09          YEAR              Q3              Q3
MARKET                     2001               2000              2000             2001            2000
---------------------------------------------------------------------------------------------------------
Norway                  164     7,8%       105     6,2%      168     6,6%     54     8,4%     36     6,7%
UK                      177     8,4%       223    13,1%      310    12,2%     27     4,2%     84    15,5%
Rest of Europe          384    18,1%       522    30,6%      711    27,9%    131    20,4%    146    26,9%
America                 640    30,2%       393    23,0%      668    26,2%    205    31,9%    130    23,9%
Africa                  175     8,3%       108     6,3%      180     7,1%     31     4,8%     38     6,9%
Asia                    423    20,0%       324    19,0%      463    18,2%    187    29,1%     98    18,1%
Oceania                 155     7,3%        32     1,9%       50     1,9%      8     1,2%     11     2,1%
---------------------------------------------------------------------------------------------------------
TOTAL                 2 119     100%     1 707     100%    2 550     100%    643     100%    543     100%
=========================================================================================================


Ne01-3E-25                                                           [NERA LOGO]




                           OPERATING MARGINS* BEFORE

                                       R&D

                                  [BAR CHART]

--------------------------------------------------------------------------------
              13.9%   11.4%   9.0%    14.2%   15.3%   16.3%      9.9

              1996    1997    1998    1999    2000    01.01-    01.01-
                                                      30.09     30.09
                                                       2000      2001
--------------------------------------------------------------------------------

* OPERATING INCOME BEFORE R&D AS % OF SALES REVENUE


                             RESEARCH & DEVELOPMENT

--------------------------------------------------------------------------------
                                                      287            269
                                                    (11,3%)*       (12,7%)*

                                                       89            78
                                                       78            99
    (7,3%)*       (6,9%)*      (6,6%)*     (7,8%)*     62            92
     193           204           200         216       58

     1996          1997         1998        1999      2000 PR.     2001 PR.
                                                      KVARTAL      KVARTAL
--------------------------------------------------------------------------------

* R&D AS % OF SALES REVENUE


Ne01-3E-26                                                           [NERA LOGO]

NERA ASA

3RD QUARTER RESULTS 2001

A CONTINUING WEAK ECONOMY AND INCREASED POLITICAL TENSION HAVE HAD A STRONG IMPACT ON NERA'S PERFORMANCE IN THE THIRD QUARTER. DESPITE AN ACCUMULATED INCREASE IN SALES REVENUE OF 24 PERCENT, THE UNCERTAINTY HAS LEAD TO A DECREASE IN ORDERS RECEIVED FOR THE COMPANY. IN ADDITION, INCURRED WRITE-DOWNS/RESTRUCTURING COSTS OF 188 MNOK AS A RESULT OF A HALT IN THE DEVELOPMENT OF "VELOCITY" HAVE LEAD TO THE QUARTER COMING IN LOWER THAN THE MANAGEMENT'S EXPECTATIONS. IN THE QUARTERS AHEAD, THE COMPANY WILL FOCUS ON STRENGTHENING ITS MARKET POSITION IN THE TERRESTRIAL MARKET FOR WIRELESS INFRASTRUCTURE, COST CONTROL AND IMPROVING WORKING CAPITAL AND CASH FLOW.

The terror attacks on the US September 11 had a significant impact on the number of new orders received within Transmission Networks. All markets, except Southeast Asia, reported a heavy drop in the number of new orders during the quarter when compared to previous quarters. On the other hand, demand for CityLink products has increased, and also delivery and production capabilities for all product series are now at satisfactory levels.

For Satellite Communications the attacks in the US lead to an increase in demand for satellite phones. During the quarter Nera ASA and Thrane & Thrane entered into an agreement in which a merger of all respective activities are suggested. As previously announced, the agreement is planned to come into effect in mid-November.

Within Wireless Broadband Access the process of reducing risk and level of activity was carried on. The most important measure this quarter was to halt the introduction of "Velocity", and thereby the development of its own equipment for "wireless local loop". The decision more than halved the work force at Nera offices in Dallas, USA. In relation to this, the accounts for the quarter will take an extraordinary write-down and restructuring costs of 188 MNOK. Some new contracts were entered into, without the activities yet having reached a scope of significance to the Nera Group.

Continued increases in inventory and trade receivables as well as a reduction in advances from customers, added to an additional increase in working capital in the first part of the quarter. This contributed to a continued negative cash flow development. The trend has turned in the last part of the quarter, and considerable improvements are expected in the fourth quarter.

INCOME STATEMENTS, BALANCE SHEET, LIQUIDITY AND EQUITY.

As at the end of September, The Nera Group had accumulated operating revenues of
2.119 MNOK, which is an increase of 24 percent compared to last year. Operating costs were 1.842 MNOK and depreciation were 68 MNOK, resulting in an operating income before R&D of 209 MNOK. This compares to 279 MNOK in 2000. The higher level of costs is associated with the broadband activities and the investments in the US.

R&D costs were 269 MNOK. This compares to 198 MNOK in the same period of 2000, and comprises 12,7 percent of revenues. Compared to the previous quarter the R&D costs have been reduced by 21 MNOK in the third quarter. The company had a negative operating income of 60 MNOK, against a positive operating income of 81 MNOK in the same period of last year. The operating income before Wireless Broadband Access for the first three quarters of the year was 150 MNOK, against 139 MNOK last year.

The company has during the quarter incurred write-downs and restructuring costs of 188 MNOK, associated with a halt of "Velocity". The main item here is a write-down of goodwill of about 100 MNOK. Operating income after write-downs/restructuring costs was (248) MNOK.

Continued positive developments for Nera Telecommunications Ltd, Singapore, has resulted in a considerable increase in income from investments in associated company, which was 27,2 MNOK, against 16,3 MNOK in the same period of last year. However, the Nera Group experienced net financial expenses of 5,4 MNOK during the third quarter. The reason for this is a weaker liquidity development and loss on foreign exchange as a result of a weaker US dollar.

The Nera Group made a loss before tax of 182,3 MNOK, against an income before tax of 133,5 MNOK last year, whilst net loss was 201,3 MNOK against a net income of 97,7 MNOK last year.

Nera's balance sheet was reduced from 3.436 MNOK to 3.125 MNOK during the quarter. This reduction is mainly attributable to the depreciation associated with the Velocity project in Dallas, USA. The company's equity ratio as at September 30th was 55,9 percent, a decrease of 2,3 percentage points since the start of the second quarter.

The company's net liquid assets developed negatively in the third quarter, reported at 196 MNOK. This is primarily due to a further increase in working capital, mainly inventory and trade receivables. Reduced advances from customers and the buy back of own shares have also contributed to the development. However, the negative trend stopped in September, and a strong improvement is to be expected for the next quarters.

NEW ORDERS AND ORDER BACKLOG

New orders received by the Nera Group amounted to 1.799 MNOK. This compares to orders totaling 2.060 MNOK received in the same period last year. The decline is primarily attributable to a weak order intake for Transmission Networks in the month of September, which was instantly affected by the terror attacks in the US. New orders of 1.377 MNOK were received for Transmission Networks, 453 MNOK for Satellite Communications, and 9,0 MNOK for Wireless Broadband Access.

The order backlog as at the end of the first nine months of 2001 was 818 MNOK, of which 542 MNOK will be invoiced during the fourth quarter. At the same time in 2000, the order backlog was 1.166 MNOK, of which 716 MNOK was to be invoiced in the fourth quarter of 2000.

PROSPECTS

There are both negative and positive effects from the market development for Nera's transmission activities as a result of the international situation. In the following two to three quarters negative impulses seem to be predominant. For the current year, the company therefore has reduced growth expectations for the business area from closer to 30 percent to 20 percent. As for 2002, Nera expects low or no market growth. In order to grow, Nera has to acquire market share from other players. In order to achieve this, Nera will have to further develop relationships with system integrators, improve delivery and its product offering. Structural agreements may also be an important part of this.

Nera's activities within Wireless Broadband Access will still systematically be adapted to the market situation. R&D activities will be limited, and sales- and market activities will be concentrated around Scandinavia and Southeast Asia, where activities are busiest at the moment.

For the current year it is expected that the aggregate broadband business, including broadband via satellite, will make a negative operating contribution of around 250 MNOK. The level of broadband activities will be significantly lower in 2002.

As for the activities in the US, they will continue, but the organization and scope of these activities will be subject to further assessment.

Satellite Communications is expected to have a higher level of activity throughout the rest of the year, and into 2002, as a result of the instability in the world. The goal is to maintain stable volumes and a return of at least 10 percent.

In the longer perspective, growth in the markets in which Nera operates is expected to return to previous levels, as the fundamental demand for new and expanded telecom and data networks is still strong. Nera maintains the ambition to become the world's leading independent company within terrestrial wireless transmission, and will continue to seek structural opportunities associated with this goal.

The market uncertainty emphasizes the importance of the strong focus the company now sets on improving the cash flow, and adjusting costs and activity levels in many areas. The goal is to achieve a positive cash flow the next quarters and controlling costs without affecting the company's ability to deliver and its competitiveness.


Bergen, October 24th, 2001